| OMB APPROVAL | |
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| Expires: | September 30, 1998 |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

[redacted]

09057159

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 067168 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mayfair Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 16th floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Haigh 213.576.1051
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, J. Richard Haigh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mayfair Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 26th day of January, 2009 by J. Richard Haigh personallly known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Therese King
Notary Public

Signature

PRINCIPAL
Title

THERESE KING
Commission # 1790350
Notary Public - California
Los Angeles County
My Comm. Expires Feb 28, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Mayfair Securities, LLC:

We have audited the accompanying statement of financial condition of Mayfair Securities, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayfair Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2009

*We Focus & Care*[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

**Mayfair Securities, LLC**
**Statement of Financial Condition**
**December 31, 2008**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 113,916 |
| Prepaid expenses | 4,889 |
| **Total assets** | $ 118,805 |

**Liabilities and Members' Equity**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 29,706 |
| Payroll tax payable | 7,475 |
| Income tax payable | 900 |
| **Total liabilities** | 38,081 |
| **Members' equity** | 80,724 |
| **Total liabilities and members' equity** | $ 118,805 |

*The accompanying notes are an integral part of these financial statements.*

**Mayfair Securities, LLC**
**Statement of Income**
**For the Year Ended December 31, 2008**

| | |
|---|---|
| **Revenues** | |
| Financial advisory fees | $ 482,351 |
| Interest income | 1,413 |
| Other income | 145 |
| **Total revenues** | 483,909 |
| **Expenses** | |
| Employee compensation and benefits | 46,719 |
| Occupancy expense | 24,000 |
| Professional fees | 70,811 |
| Other operating expenses | 78,592 |
| **Total expenses** | 220,122 |
| **Net income (loss) before income tax provision** | 263,787 |
| **Income tax provision** | 1,700 |
| **Net income (loss)** | $ 262,087 |

*The accompanying notes are an integral part of these financial statements.*

**Mayfair Securities, LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2008**

| | Members' Equity |
|---|---|
| Balance at December 31, 2007 | $ 84,637 |
| Members' distributions | (266,000) |
| Net income (loss) | 262,087 |
| Balance at December 31, 2008 | $ 80,724 |

*The accompanying notes are an integral part of these financial statements.*

**Mayfair Securities, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2008**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 262,087 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in: | | |
| Accounts receivable | $ 5,860 | |
| Prepaid expenses | 6,597 | |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | 21,248 | |
| Payroll tax payable | 7,475 | |
| Income tax payable | 900 | |
| Total adjustments | | 42,080 |
| **Net cash and cash equivalents provided by (used in) operating activities** | | 304,167 |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | |
| Members' distributions | (266,000) | |
| **Net cash and cash equivalents provided by (used in) financing activities** | | (266,000) |
| **Net increase (decrease) in cash and cash equivalents** | | 38,167 |
| **Cash and cash equivalents at beginning of the period** | | 75,749 |
| **Cash and cash equivalents at end of the period** | | $ 113,916 |

**Supplemental disclosure of cash flow information:**
Cash paid during the period for:

| | |
|---|---|
| Interest | $ – |
| Income taxes | $ 800 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Mayfair Securities, LLC (the "Company") was organized in the State of California on October 25, 2005, as a Limited Liability Company. On April 19, 2006, the Company began operations as a broker-dealer. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. The Company is authorized to sell private placement of securities on a best efforts basis. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company's members are also members of Mayfair Associates, LLC (the "Affiliate").

The Company has a small number of clients, with no one client contributing an undue concentration of risk.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 and a gross receipts fee.

**Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

**Note 2: INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. At December 31, 2008, the Company recorded a tax provision for a gross receipts fee of $900, and the minimum limited liability company income tax of $800.

**Note 3: OCCUPANCY EXPENSE**

Current year occupancy expense consists of the following:

| | |
|---|---|
| Office rent | $ 24,000 |

At December 31, 2008, the entire amount is still payable and is included in Accounts payable on the financial statements.

**Note 4: RELATED PARTY TRANSACTIONS**

The Company has entered into an FINRA approved expense sharing agreement with the Affiliate during the year. As outlined in the agreement, certain start up costs such as rent, registration, and other operating expenses will be paid on the behalf of the Company. In accordance with the expense sharing agreement the Company is released from any liability relating to costs incurred by the related entity on behalf of the Company. Had these costs been allocated to the Company, the results would have been immaterial to these financial statements. For the year ended December 31, 2008, the Company recorded $60,000 in professional fees with the affiliate.

## Note 5: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

| Statement Number | Title | Effective Date |
|---|---|---|
| FIN 48 | Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 | After 12/15/07 |
| SFAS 141(R) | Business Combinations | After 12/15/08 |
| SFAS 157 | Fair Value Measurements | After 12/15/07 |
| SFAS 160 | Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 | After 12/15/07 |
| SFAS 161 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After 12/15/08 |

**Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 8: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $73,657, which was $68,657 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($38,081) to net capital was 0.52 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $900 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA, except as follows:

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 74,557 |
| Adjustments: | | |
| Members' equity | $ (900) | |
| Total adjustments | | |
| | | (900) |
| Net capital per audited statements | | $ 73,657 |

**Mayfair Securities, LLC**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2008**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Members' equity** | | $ 80,724 |
| Less: Non-allowable assets | | |
| Prepaid expenses | $ (4,889) | |
| Net adjustments | | (4,889) |
| **Net capital before haircuts and undue concentration** | | 75,835 |
| Less: Haircuts and undue concentration | | |
| Haircuts on money market | (2,178) | |
| **Total haircuts and undue concentration** | | (2,178) |
| **Net capital** | | 73,657 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 ⅔ percent of net aggregate indebtedness | $ 2,539 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 68,657 |
| Ratio of aggregate indebtedness to net capital | 0.52: 1 | |

There was a $900 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 9.

*See independent auditor's report.*

**Mayfair Securities, LLC**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2008**

A computation of reserve requirements is not applicable to Mayfair Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Mayfair Securities, LLC**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2008**

Information relating to possession or control requirements is not applicable to Mayfair Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**Mayfair Securities, LLC**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2008**

Board of Directors
Mayfair Securities, LLC:

In planning and performing our audit of the financial statements of Mayfair Securities, LLC (the Company), as of December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding parag raph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2009